September 19, 2013

Randolf W. Katz
Direct Dial: 714-966-8807
RWKatz@bakerlaw.com

via EDGAR

Pamela Long Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 205494631
Re:	Ener-Core, Inc. Amendment to Current Report on Form 8-K/A Filed August 29, 2013 File No. 333-173040

Dear Ms. Long:

On behalf of Ener-Core, Inc. (the “Company”), we are initially pleased to respond to Staff’s comment no. 6 in its September 11, 2013 comment letter. That comment has been transcribed, with the Company’s response immediately below.

Executive Compensation, page 37

6.	We note that Dr. Maslov and Mr. Levin exercised all of their options in January 2013 although it appears that not all options vested by such date. Please explain how Dr. Maslov and Mr. Levin were able to exercise their options prior to vesting. We further note that the all options granted to Dr. Maslov and Mr. Levin are listed as both exercisable and unexercisable as of December 31, 2012 in the table on page 28. Please advise. Please also include the market value of shares of stock that have not vested in this table as required by Item 402(p)(2)(viii) of Regulation S-K.

Response

The listing of all options granted to Dr. Maslov and Mr. Levin as both exercisable and unexercisable as of December 31, 2012 in the table on page 38 was a typographical error. All options were exercisable as of such date and the table has been revised to reflect that correction. Pursuant to the provisions of Section II.B.1(a) of the Stock Option Agreement, Dr. Maslov and Mr. Levin were able to exercise their options prior to the vesting. That Section of the Agreement is set forth in the footnote.1 We have also added a column to include the market value of the shares of common stock (or common stock equivalents) that were underlying the options in full, none of which had vested as of December 31, 2012. The draft revised table is attached to this letter as Attachment 6.

[1]	This Option shall be exercisable during its term in accordance with the provisions of Section 9 of the Plan as follows:

1. Right to Exercise.

(a) This Option shall be exercisable cumulatively according to the vesting schedule set forth in the Notice of Grant. Alternatively, at the election of the Optionee, this Option may be exercised in whole or in part at any time as to Shares that have not yet vested. Vested Shares shall not be subject to the Company’s repurchase right (as set forth in the Restricted Stock Purchase Agreement, attached hereto as Exhibit C-1).

Chicago Cinncinnati Cleveland Columbus Costa Mesa
Denver Houston Los Angeles New York Orlando Washington, DC

Securities and Exchange Commission

Pamela Long

September 19, 2013

The Company calculated the market value on this table in the same manner as it calculated the value of the option awards for the executive compensation table on page 37. At the time that the options were granted, the Company’s board of directors believed that the option exercise price was set at fair market value. Subsequently, in the context of the audit of Flex Power Generation, Inc.’s (the accounting acquirer) financial statements in connection with the preparation of the Company’s Current Report on Form 8-K, the value of the options (for financial statement reporting purposes) was determined to be greater, as noted in the Company’s financial statements.

After Staff has reviewed this response, please confirm its tentative acceptance. Thereafter, the Company will provide a comprehensive response letter and an amended Current Report on Form 8-K.

Thank you for your courtesy and cooperation in this matter.

Very truly yours,

/S/ Randolf W. Katz

Randolf W. Katz

RWK/dlp

Encl. as noted

Securities and Exchange Commission

Pamela Long

September 19, 2013

On behalf of Ener-Core, Inc., the following acknowledgments are made:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ENER-CORE, INC.

By:	/S/ Alain Castro
Alain J. Castro, Chief Executive Officer

Securities and Exchange Commission

Pamela Long

September 19, 2013

	Option awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Market value of shares or units of stock that have not vested ($)
Boris Maslov (1)	1,687,500	--	—	$0.001	December 31, 2017	$146,493
President, COO, and CTO
Michael Levin (1)	197,833	--	—	$0.001	December 31, 2017	$16,981
VP Legal

(1) The shares referenced above are on an as-converted into Common Stock basis.

As noted above, all of the options were exercised in full in January 2013.

ATTACHMENT 6